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                             INTERNET AMERICA, INC.
                                ONE DALLAS CENTRE
                           350 N. ST. PAUL, SUITE 3000
                               DALLAS, TEXAS 75201
                            TELEPHONE (214) 861-2500


                                 August 4, 2000


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Application for Withdrawal of Registration Statement on Form SB-2 for Internet America, Inc.: File No. 333-78615

Dear Sir or Madam:

         Pursuant to Rules 477 and 478 of Regulation C promulgated under the Securities Act of 1933, as amended, Internet America, Inc. hereby requests that its Registration Statement on Form SB-2 (File No. 333-78615) be withdrawn. The request for withdrawal is being made because the shares registered for resale by such Registration Statement are now eligible for resale in compliance with Rule 144 of the Securities Act of 1933.

         Please direct any questions or comments you may have regarding the above referenced matter to Elizabeth Palmer Daane, General Counsel, telephone
(214) 861-2500 and telecopier (214) 861-2800 or Richard F. Dahlson of the firm Jackson Walker, L.L.P., 901 Main Street, Suite 6000, Dallas, Texas 75202, telephone (214) 953-6000 and telecopier (214) 953-5822.

                                                  Very truly yours,

                                                  /s/ Michael T. Maples

                                                  Michael T. Maples
                                                  President and Chief Executive
                                                  Officer